UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at July 31, 2007

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 31, 2007

Print the name and title of the signing officer under his signature.

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  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

NORTHERN DYNASTY & ANGLO AMERICAN ESTABLISH 50:50 PARTNERSHIP
TO ADVANCE PEBBLE PROJECT TO PRODUCTION

July 31, 2007, Anchorage, Alaska - Northern Dynasty Minerals Ltd. ("Northern Dynasty") (TSXV:NDM; AMEX:NAK) announces the signing and completion of a transaction with Anglo American plc ("Anglo American") (LSE:AAL; JSE:AGL), whereby a wholly owned subsidiary of Anglo American ("Anglo") has become a 50% partner with The Northern Dynasty Partnership (a wholly owned affiliate of Northern Dynasty) in a limited partnership with equal rights in the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") in southwestern Alaska, USA, by making a staged cash investment of US$1.425 billion.

The Pebble Project's key assets are the near surface, 4.1 billion tonne, open pit style Pebble West deposit and the deeper and higher grade 3.4 billion tonne Pebble East deposit that is amenable to underground bulk mining methods. The Pebble resources rank among the world's most important accumulations of copper, gold and molybdenum.

The purpose of the strategic partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study in December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Anglo's staged investment includes a committed expenditure of US$125 million to complete a pre-feasibility study targeted at the end of 2008. After the completion of the pre-feasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. Thereafter, any further expenditure will be funded on a 50:50 basis. If the feasibility study is completed after 2011, Anglo's overall funding requirement increases to US$1.5 billion. Northern Dynasty will assess its 50% share of any project debt financing when a production decision is made. The partnership agreement provides for equal project control rights with no operator's fees payable to either party. BMO Capital Markets has provided an opinion to the board of directors that the transaction is fair, from a financial point of view, to Northern Dynasty.

Over the next six months, the partnership will put a management and operating team in place for the Alaskan-based operating company, guided by a board of directors with equal representation from Anglo and Northern Dynasty. In the interim, normal operations will continue.

Cynthia Carroll, CEO of Anglo American said, "As one of the world's largest copper-gold-molybdenum deposits, Pebble has the potential to be a world-class operation. The project offers Anglo American a unique opportunity to be involved in a very long life, low operating cost mine. We are excited to be initiating operations in the State of Alaska, a jurisdiction known around the world for the responsible development of its natural resources. Like Northern Dynasty, Anglo American is committed to the highest international standards for community relations, environmental protection, and health and safety. We are very pleased to bring these skills and experience to this partnership. We also look forward to working closely with the people of Alaska and, in particular, the communities of the Bristol Bay area and Kenai Peninsula to maximize the value of these resources for all stakeholders, taking into account the positive long-term demand prospects for copper."

Ron Thiessen, President & CEO of Northern Dynasty stated: "Alaska's environmental standards and permitting requirements are among the most stringent in the world. Northern Dynasty's experienced, largely Alaskan based, mine development team has been undertaking thorough and balanced technical, environmental and social assessments to ensure that the Pebble project is developed in a manner that protects the environment and traditional ways of life. We have sought a partner that shares our approach to development, has the ability to finance, and is an experienced mine operator. Anglo brings commitment and depth in all of these key areas. Our shared goal is to develop a state-of-the-art operation with a high annual metal production profile that will bring direct benefits to the local communities, as well as being a catalyst for sustainable economic development in the region and across the State."

For further details please contact:

Investor Inquiries Investor Services Phone (604) 684-6365 Toll free (within North America) 1-800-667-2114	Media Inquiries Bruce W. Jenkins, COO Phone (907)339-2600
Anglo American plc is one of the world's largest mining and natural resource groups. Based in the United Kingdom, the company has operations in 45 countries across Africa, Europe, Australia, South and North America, and Asia. With its subsidiaries, joint ventures and affiliates, it is a global leader in the production of platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, and industrial minerals: key materials that contribute to improved standards of living. The company is actively involved in two major copper mines, and in advancing two other copper projects.

Northern Dynasty Minerals Ltd. is part of the Hunter Dickinson (HDI) group of companies. HDI is a multi-disciplinary team with expertise in the fields of geoscience, engineering, the environmental sciences, finance and investment, property acquisition, regulatory and government affairs, and community development that provides services to publicly traded companies active around the world in mineral exploration, development and production. Northern Dynasty has a clearly defined, progressive approach predicated on a principle of responsible mineral development.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This corrected release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although Northern Dynasty believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of Northern Dynasty's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause Northern Dynasty's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to Northern Dynasty on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for Northern Dynasty to obtain government permitting can cause a delay or even abandonment of a mineral project. Northern Dynasty is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on Northern Dynasty, Investors should review Northern Dynasty's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.